Filed Pursuant to Rule 253(g)(2)

File No. 024-12375

REALTYMOGUL APARTMENT GROWTH REIT, INC.

SUPPLEMENT NO. 6 DATED DECEMBER 6, 2024

TO THE OFFERING CIRCULAR DATED AUGUST 21, 2024

This document supplements, and should be read in conjunction with, the offering circular of RealtyMogul Apartment Growth REIT, Inc. (“we,” “our,” “us” or the “Company”), dated August 21, 2024, as supplemented (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to update our plan of operation.

Plan of Operation

The following information supplements the section of our Offering Circular captioned “Plan of Operation –Acquisitions”:

Sherwood Oaks Apartments – Riverview, Florida

As previously disclosed, on November 30, 2021, we acquired a $4,200,000 joint-venture limited partnership equity investment (the “Equity Investment”) in an entity that owns a 199-unit, Class B apartment community (the “Property”) in Riverview, Florida, a suburb of Tampa, Florida. In connection with the Equity Investment, the entity entered into a loan from an unaffiliated lender in the amount of $27,750,000 (the “Loan”).

On December 1, 2024, the entity entered into maturity default under the terms of the Loan. The entity’s manager is currently working on a loan modification and extension with the lender. There is no guarantee that the modification and extension will occur.